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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69637

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025   AND ENDING 12/31/2025
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ceres Securities, LLC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

806 Howard Street, Suite 200
(No. and Street)

South Bend	**IN**	**46617**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tamara Schooley	**(574) 367-4533**	tschooley@ceres-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stickley, Larry A.
(Name – if individual, state last, first, and middle name)

17385 Turnbury Ct.	**Granger**	**IN**	**46530**
(Address)	(City)	(State)	(Zip Code)

(see exemption report)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara L. Schooley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ceres Securities, LLC. _____ as of December 31st _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w)Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-S or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ceres Securities LLC

Financial Statements as of and for
the Year Ended December 31, 2025

Ceres Securities LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$1,596,486
Receivable from affiliates	128,397
Deferred tax asset	65,695
Total Assets	**$ 1,790,578**

LIABILITIES & EQUITY

Liabilities

Accrued commissions	$ 693,385
Accrued bonus	290,000
Total Liabilities	**983,385**
Member's Equity	**807,193**
Total Liabilities & Equity	**$ 1,790,578**

Ceres Securities LLC
Statement of Operations
Year Ended December 31, 2025

Operating Revenues:	
Sales income	$ 1,643,507
Miscellaneous income	1,252
Total income	**1,644,759**
Operating Expenses	
Compensation and benefits	2,868,018
Occupancy, communications and equipment	150,559
Other	30,665
Total operating expenses	**3,049,242**
Operating loss:	(1,404,483)
Other Income	
Interest income	8,089
Loss before income taxes:	(1,396,394)
Income tax benefit:	(155,897)
Net loss	$ (1,240,497)

Ceres Securities LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:

Net loss $ (1,240,497)

Adjustments to reconcile net loss to net cash used in operating activities

Deferred income taxes	(65,695)
Stock-based compensation	103,064

Changes in operating assets and liabilities

Receivables from affiliates	326,189
Accrued bonus	290,000
Accrued commissions	252,253
Other liabilities	(85,468)
Net cash used in operating activities	(420,154)

Cash flow from financing activities:

Capital contributions	1,817,998
Net cash provided by financing activities	1,817,998

Net increase in cash and cash equivalents   1,397,844

Cash at beginning of year   198,642

Cash and equivalents at end of year $ 1,596,486

                                                           $ -

Ceres Securities LLC
Statement of Changes in Equity
For the Period Ended December 31, 2025

	Member's Contributed Equity	Accumulated deficit	Total
Balance at January 1, 2025	$ 6,149,740	$ (6,023,112)	$ 126,628
Net loss	-	(1,240,497)	(1,240,497)
Capital contributions	1,817,998	-	1,817,998
Stock-based compensation	103,064	-	103,064
Balance at December 31, 2025	$ 8,070,802	$ (7,263,609)	$ 807,193

Ceres Securities LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Period Ended December 31, 2025

Balance at January 1, 2025	526,600
Additions	542,253
Deductions	(85,468)
Balance at December 31, 2025	983,385

Ceres Securities LLC
Computation of Net Capital
Computation for Determination of Reserve Requirements
Reconcilement of Computation of NC and Determination of RR
For the Period Ended December 31, 2025

Computation of Net Capital

Total Assets	$	1,790,578
Less Illiquid Assets	$	-
Less NonAllowable Assets	$	(194,092)
Total Liabilities	$	(983,385)
Net Capital	**$**	**613,101**

Computation for Determination of Reserve Requirements

Minimum net capital required	$	65,559
Limited Broker (Agent)	$	5,000

Net Capital Requirement for Ceres Securities LLC	**$**	**65,559**

Reconcilement of Computation of Net Capital

Calculated Net Capital	$	613,101
Less Net Capital Requirement for Ceres Securities	$	65,559

Excess Net Capital for Ceres Securities LLC	**$**	**547,542**

Footnotes:

No material differences exists between the financial statement computations of Net Capital and the computations included in the companies cooresponding form X-17A-5 PART IIA filing as of December 31st, 2025.

Ceres Securities, LLC
Notes to Statement of Financial Condition
For the Period Ended December 31, 2025

General and Summary of Significant Account Policies

Description of Business

Ceres Securities LLC (the "Firm") is a Limited Liability Company formed on May 20th, 2015 with the Secretary of State in Delaware. The firm is wholly owned subsidiary of Ceres Partners LLC, the sole member. On October 1, 2025, Ceres Partners, LLC and the Firm were acquired by WisdomTree Farmland Holdings, LLC, a wholly-owned subsidiary of WisdomTree, Inc.
Ceres Partners makes capital contributions to the firm, and in addition, has an expense sharing agreement to cover operating expenses such as rent and utilities. The Office of Supervisory Jurisdiction is located at 806 Howard Street, Ste 200 in South Bend, Indiana.
The firm is a registered broker dealer with the Securities Exchange Commission (SEC) and a member of FINRA. Tamara Schooley serves as the Firm's President, Managing Director, General Securities Principal, Chief Compliance Officer, and FinOP. Barbara Keady supervises the Hingham, MA & Chicago, IL locations.
The Firm serves as a Placement Agent to the single issuer fund, Ceres Farms, LLC. Ceres Securities and the fund only engage with sophisticated and accredited investors.

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principals generally accepted in the United States of America.

Cash and Cash Equivalents

The Firm holds multiple deposit accounts that are immediately liquid.

Receivables from Affiliates

Receivables from affiliates at December 31, 2025 includes the following:

Receivable from WisdomTree, Inc.	$ 90,202
Receivable from Ceres Partners, LLC	38,195
	$128,397

The receivable from WisdomTree, Inc. represents the unsettled allocation of a current income tax based upon the Firm's relative contribution to WisdomTree Inc.'s consolidated income tax position.
The receivable from Ceres Partners LLC represents unsettled expenses allocated to the Firm pursuant to an expense sharing agreement.

Stock-Based Compensation

WisdomTree Inc. grants equity awards to the Firm's employees which are in the form of restricted stock units that generally vest ratably, on an annual basis, over three years.
Accounting for stock-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. Stock-based compensation is measured based on the grant-date fair value of the award (determined using the stock price of WisdomTree, Inc.) and is amortized over the relevant service period. Forfeitures are recognized when they occur.
During the year ended December 31, 2025, total stock-based compensation expense was $103,064 which was recorded in compensation expense with a corresponding increase to Member's Contributed Equity.

Income Taxes

Prior to October, 1, 2025, the Firm as a single-member LLC elected to be treated as a disregarded entity for income tax. Income or loss attributed to the Firm is passed through the sole member in accordance with FASB topic 740.

Effective October 1, 2025, the Firm became a member of WisdomTree, Inc.'s consolidated group that files a consolidated income tax return. Current and deferred taxes are allocated to the Firm based upon its relative contribution to the group's current and deferred income taxes. Allocated current and deferred income taxes are settled periodically with WisdomTree, Inc. and amounts receivable and payable are recorded in Receivable from or Payable to Affiliates on the Statement of Financial Condition.

During the year ended December 31, 2025, the current and deferred income tax benefit recognized by the Firm was $90,202 and $65,695, respectively.

Regulatory Requirements

During the reporting period, Ceres Securities limited its business activities to soliciting subscriptions for investments in Ceres Farms, a private fund. Over this period the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm is exempt from the requirement that this annual report be covered by the opinion of an independent public accountant based on the following facts: (1) the Firm's business is limited to acting as a broker (agent) for a single issuer, Ceres Farms, in soliciting subscriptions for securities of the issuer; (2) the Firm does not receive or hold customer funds or securities because all funds and securities were transmitted directly between investors and the issuer; accordingly the Firm ensures that all funds are promptly transmitted to the issuer and all securities are promptly delivered to the subscribers in connection with any transaction; and (3) the Firm does not otherwise hold funds or securities for or owe money or securities to customers. (Rule 17a-5(e)(1)(i)(A).)

No material difference exists between the financial statement computations of Net Capital and the computations included in the Firm's corresponding form X-17A-5 PART IIa filing as of December 31st, 2025.

Subsequent Events

Management has reviewed subsequent events and found that there are no material subsequent events that would require recognition or disclosure in the notes to the financial condition.

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31ˢᵗ, 2025

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission
17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers".

This Duly Authorized Officer Affirmation was prepared as required by under 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

The financial report is true and correct.

Neither the broker or dealer, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as customer.

Dated February 20, 2026

Name: Tamara L Schooley

Title: President CFO/CCO

Ceres Securities, LLC

Exemption Report

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2025

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

Pursuant to recent SEC staff guidance, Ceres Securities is exempt from Rule 15c3-3 as a "Non-Covered Firm" which meets the standards of footnote 74 to SEC Release 34-70073 (2013), rather than the exemption of Rule 15c3-3(k)(2()(i) on which it previously relied. See Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Updated July 1, 2020) Questions 8 and 8.1.

Ceres Securities' business does comply with Footnote 74 criteria. The firm represents that during the reporting period it;
1) Maintained a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi).
2) Did not hold customer funds or safekeep customer securities.
3) Engaged as a broker or dealer selling securities of only one issuer.
4) Engaged with only private placements of securities.
5) Engaged as a broker or dealer selling interests in unregistered private investment funds.

During the reporting period, Ceres Securities limited its business activities to soliciting subscriptions for investments in Ceres Farms, a private fund. Over this period the firm(1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm is also exempt from the requirement that this annual report be covered by the opinion of an independent public accountant based on the following facts: (1) the Firm's business is limited to acting as a broker (agent) for a single issuer, Ceres Farms, in soliciting subscriptions for securities of the issuer; (2) the Firm does not receive or hold customer funds or securities because all funds and securities were transmitted directly between investors and the issuer; accordingly the Firm ensures that all funds are promptly transmitted to the issuer and all securities are promptly delivered to the subscribers in connection with any transaction; and (3) the Firm does not otherwise held funds or securities for or owe money or securities to customers. (Rule 17a-5(e)(1)(i)(A).)

I, Tamara Schooley certify that, To the best of my knowledge and belief, this Exemption Report is true and correct.

Dated February 20th, 2026

Name: Tamara L Schooley

Title: Pres/ CFO/ CCO

Ceres Securities, LLC
Report for Material Inadequacies
For the Period Ended December 31, 2025

CCO / CFO Attestation:

Ceres Securities LLC has met all firm requirements for financial and reserve requirements during 2025.

No material difference exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17a-5 PART IIa filing as of December 31st, 2025.

Tamara L Schooley CFO / CCO

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME *SEC No.*
CERES SECURITIES LLC 8-69637
For the fiscal period beginning ___1/1/2025___ and ending ___12/31/2025___

1	Total Revenue (FOCUS Report– Statement of Income (Loss) – Code 4030)	$ 1,652,848.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$0.00
3	Add lines 1 and 2h	$ 1,652,848.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$0.00
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$0.00
	c	Enter the greater of line 5a or 5b	$0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$0.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 1,652,848.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.	$2,479.00
9	Current overpayment/credit balance, if any	$0.00
10	General assessment from last filed _2025_ SIPC-7 or 7A	$1,049.00
11	a Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$0.00
	b Overpayment(s) applied on all _2025_ SIPC-7 and 7A(s)	$0.00
	c Any other overpayments applied	$0.00
	d All payments applied for _2025_ SIPC-6 and 6A(s)	$ 1,026.00
	e All payments applied for _2025_ SIPC-7 and 7A(s)	$0.00
	f Add lines 11a through 11e	$1,026.00
12	**LESSER** of line 10 or 11f.	$1,026.00
13	a Amount from line 8	$2,479.00
	b Amount from line 9	$0.00
	c Amount from line 12	$ 1,026.00
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**	$ 1,453.00
14	Interest (see instructions) for ___0___ days late at 20% per annum	$0.00
15	**Amount you owe SIPC. Add lines 13d and 14.**	$1,453.00
16	Overpayment/credit carried forward (if applicable)	$0.00

SEC No.	Designated Examining Authority	FYE	Month
8-69637	DEA: FINRA	2025	Dec
MEMBER NAME	CERES SECURITIES LLC		
MAILING ADDRESS	806 HOWARD ST STE 200		
	SOUTH BEND, IN 46617		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CERES SECURITIES LLC	TAMARA LYNDSEY SCHOOLEY
(Name of SIPC Member)	(Authorized Signatory)
2/3/2026	tschooley@ceres-securities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 5503, in the amount of $1,453.00 on or the next business day after 02/04/2026. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference#
B26035102993468

Payment Date	**SEC Registration No.**
02/04/2026	8-69637
Member Name	**Email Receipt to**
CERES SECURITIES LLC	tschooley@ceres-securities.com
Payment Type	**Device Type**
Direct Payment	Web
Additional Comments	**Routing Number**
	****1578

Bank

FIRST FARMERS BANK & TRUST CO.

Name on Account	**Payment Method**
CERES SECURITIES LLC	Business checking ***5503
Status	**Total Payment Amount**
Pending	$1,453.00